UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 20, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Discovery Laboratories, Inc.

File No. 333-19375 - CF#25935

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Discovery Laboratories, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form SB-2 filed on January 7, 1997 as amended.

Based on representations by Discovery Laboratories, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6   through November 5, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel